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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **January 26, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	
Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- [ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
- [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
- [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- [ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (02-08) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.

January 26, 2010 – International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has re-negotiated the private placement announced November 12, 2009. The Company will now carry out a private placement for a minimum of 10 million and up to a maximum of 15 million units at a price of CDN$0.10 per unit for gross proceeds of a minimum of CDN$1,000,000, and up to a maximum of CDN$1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). The Warrants have an exercise term of two years from the closing date. One Warrant and CDN$0.15 will entitle the placee to acquire an additional common share of the Company. All securities issued will be subject to a four-month hold period.

Subject to regulatory acceptance, the Company may pay the maximum allowable finder's fees or commissions with respect to this private placement.

The proceeds from the private placement will be used to continue to fund research and development expenditures, working capital and to bring the Company's bank credit lines closer to their historical levels.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1   January 26, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 26, 2010

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1



News Release
For Immediate Release:
January 26, 2010

Watkins, MN; Vancouver, British Columbia, January 26, 2010 –International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has re-negotiated the private placement announced November 12th 2009. The Company will now carry out a private placement for a minimum of 10 million and up to a maximum of 15 million units at a price of CDN$0.10 per unit for gross proceeds of a minimum of CDN$1,000,000, and up to a maximum of CDN$1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). The Warrants have an exercise term of two years from the closing date. One Warrant and CDN$0.15 will entitle the placee to acquire an additional common share of the Company. All securities issued will be subject to a four-month hold period.

Subject to regulatory acceptance, the Company may pay the maximum allowable finder's fees or commissions with respect to this private placement.

The proceeds from the private placement will be used to continue to fund research and development expenditures, working capital and to bring the Company's bank credit lines closer to their historical levels.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

**On behalf of the Board of Directors of
International Barrier Technology Inc.**

**Michael D. Huddy
Chief Executive Officer & President**

For more information please contact:
International Barrier Technology Inc.
c/o David J. Corcoran, CFO
3223 West 37th Avenue
Vancouver, B.C., Canada V6N 2V3
Telephone: (604) 317-6984 Fax: (604) 266-6984

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.